Exhibit 99.1

Polyrizon Ltd. Announces Closing of $4.0 Million Registered Direct Offering and Private Placement

RAANANA, ISRAEL, Sept. 04, 2026 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (NASDAQ: PLRZ) (the “Company”), a development-stage biotech company specializing in the development of innovative intranasal hydrogels, today announced the closing of its previously announced registered direct offering and concurrent private placement. The Company issued to a single institutional investor Ordinary Shares and pre-funded warrants in a registered direct offering. In a concurrent private placement, the Company also issued to the same investor pre-funded and investor warrants. Aggregate gross proceeds to the Company from both transactions were approximately $4.0 million.

The transactions consisted of the sale of 333,333 Units (or Pre-Funded Units), each consisting of one (1) Ordinary Share (or one (1) Pre-Funded Warrant to purchase one (1) Ordinary Share) and one (1) Common Warrant to purchase one (1) Ordinary Share, at a combined offering price of $12.00 per Unit (or $11.99999 per Pre-Funded Unit, equal to the offering price per Unit minus an exercise price of $0.00001 per Pre-Funded Warrant). In the registered direct offering, the Company issued 232,500 Ordinary Shares and 30,000 Pre-Funded Warrants. In the concurrent private placement, the Company issued 70,833 PIPE Pre-Funded Warrants and 333,333 PIPE Common Warrants. The Pre-Funded Warrants are immediately exercisable (subject to registration for unregistered PIPE Pre-Funded Warrants) and may be exercised at any time until exercised in full. The Common Warrants have an exercise price of $12.00 per share.

The transactions closed on September 4, 2026. The Company expects to use the net proceeds from the offerings, together with its existing cash, for general corporate purposes and working capital.

Aegis Capital Corp. acted as exclusive placement agent for the offerings. Meitar | Law Offices acted Israeli counsel to the Company. Kaufman & Canoles, P.C. acted counsel to Aegis Capital Corp.

The registered direct offering was made pursuant to an effective shelf registration statement on Form F-3 (No. 333-291368) previously filed with the U.S. Securities and Exchange Commission (SEC) and declared effective by the SEC on December 3, 2025. A final prospectus supplement and accompanying prospectus describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Aegis Capital Corp., Attention: Syndicate Department, 1345 Avenue of the Americas, 27th floor, New York, NY 10105, by email at syndicate@aegiscap.com, or by telephone at +1 (212) 813-1010.

The offer and sale of the securities in the private placement were made in a transaction not involving a public offering and have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws. Accordingly, the securities may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. The securities were offered only to accredited investors. Pursuant to a registration rights agreement with the investors, the Company has agreed to file one or more registration statements with the SEC covering the resale of the Ordinary Shares and the Shares issuable upon exercise of the pre-funded warrants and warrants.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Polyrizon Ltd.

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon is further developing certain aspects of its C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the intended use of proceeds from the offering. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 25, 2026 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Michal Efraty
Investor Relations
IR@polyrizon-biotech.com